

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2024

Xiao Jian Wang
Chief Executive Officer
GD Culture Group Limited
22F - 810 Seventh Avenue
New York, NY 10019

> **Re: GD Culture Group Limited**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed July 22, 2024**
> **File No. 001-37513**

Dear Xiao Jian Wang:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023
General

1. We note your disclosure in response to comment 1 and throughout your filing you state that you were "advised by" counsel regarding your conclusions on the applicability of certain PRC regulations. Please provide proposed disclosure for future filings that clarifies whether or not you have relied on the opinion of counsel, and if not, explain why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Ye